UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

Commission file number: 000-25859

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st State Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st State Bancorp, Inc.
445 S. Main Street
Burlington, North Carolina 27215

REQUIRED INFORMATION

Item 1-3. 1st State Bank Employees' Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and intends to file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST STATE BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

Date: June 29, 2005

By: James C. McGill
Plan Administrator